RODOBO INTERNATIONAL, INC.
                         26, Chaowai Road, Suite A2205,
                    Chaoyang District, Beijing, 100020, China

                              INFORMATION STATEMENT
                            PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER
                        --------------------------------

  NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN
     CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about November 7, 2008 to the holders of record of shares of common stock, $0.001 par value (the "Common Stock"), of Rodobo International, Inc., a Nevada corporation (the "Company"), is being furnished in connection with the appointment of Yanbin Wang and Xiuzhen Qiao to the Board of Directors of the Company (the "Board"). The appointment of Yanbin Wang and Xiuzhen Qiao to the Board was made in connection with the consummation of the transactions described in this Information Statement.

On September 30, 2008, Navstar Media Holdings, Inc. ("Navstar") entered into an Agreement and Plan of Merger (the "Agreement") by and among the Company, its wholly owned acquisition subsidiary Rodobo International, Inc., a Nevada corporation, Mega Profit Limited ("Mega"), a corporation formed under the laws of the Cayman Islands ("Cayman"), and its sole shareholder. As disclosed in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2008, pursuant to the Agreement, Navstar completed its acquisition of 100% ownership interest in Mega, which owns a 100% ownership interest in Harbin Rodobo Dairy Co., Ltd. ("Harbin"), a milk formula producer in China. At the closing, Navstar acquired all of the issued and outstanding capital stock of Mega from the Mega shareholder in exchange for 93% of the issued and outstanding shares of common stock of Navstar ("Merger"). Subsequent to the closing and as a direct consequence, the name of the company was changed to Rodobo International, Inc. pursuant to Chapter 92A the Revised Nevada Statutes in connection with the merger ("Rodobo" or the "Company"). In connection with the merger, 10,293,359 shares of common stock issued to former employees of Navstar and shareholders of prior subsidiaries were cancelled. In addition, all the convertible note holders who collectively held $1,000,000 original face value of the convertible notes, will be converted into approximately 458,490 shares of common stock of the Company (assuming a total issued and outstanding shares of 15,000,000 shares of common stock after a reverse stock split of 37.4 to 1 and subsequent increase of the authorized shares of common stock).

In connection with the acquisition of Mega by the Company on September 30, 2008, John Chen and Lester Schector resigned as directors of the Company and Wang Yanbin was elected as Chairman of the Board and Qiao Xiuzhen were elected in their place. In addition, Ranny Liang resigned as the Chairman and Acting Executive Officer of the Company and Wang Yanbin was appointed Chief Executive Officer and Qiao Xiuzhen was appointed Chief Financial Officer. Ranny Liang and Ross Warner will resign from their positions as members of the Board effective ten days after the mailing of this Information Statement, and following such date, Mr. Wang and Ms. Qiao shall remain as the sole members of the Board.

There are no arrangements or understandings among members of both the former and new control person and their associates with respect to the election of directors of the Company or other matters.

The information contained in this Information Statement concerning Wang Yanbin and Qiao Xiuzhen has been furnished to the Company by such person and the Company assumes no responsibility for the accuracy or completeness of such information. The previous principals of the Company assume the responsibility for the accuracy and completeness of the other information provided herein. The principal executive offices of the Company are currently 26, Chaowai Road, Suite A2205, Chaoyang District, Beijing, 100020, China.


                        DIRECTORS AND EXECUTIVE OFFICERS
         DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

In connection with the change in control of the Company described in this Information Statement, effective September 30, 2008, we appointed Mr. Wang Yanbin as our Chairman and Chief Executive Officer and Ms. Qiao Xiuzhen as our Chief Financial Officer. John Chen and Lester Schecter resigned as our directors and executive officers at that same time, while Ranny Liang and Ross Warner will resign from their positions as directors effective ten days after the mailing of this Information Statement, and following such date, Mr. Wang and Ms. Qiao shall remain as the sole members of the Board.

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of November 4, 2008.


              Name                     Age      Positions and Offices
              ----                     ---      ---------------------
              Yanbin Wang              36       Chief Executive Officer,
                                                Director
              Xiuzhen Qiao             35       Chief Finance Officer, Director
              Ranny Liang              51       Director
              Ross                     42       Director
              Warner

The following is a summary of the biographical information of the foregoing individuals:

Yanbin Wang has been the Board Chairman and General Manager of Harbin Rodobo Dairy Co., Ltd since 2002. Prior to that, he was founder and General Manger of Harbin Jinyu Maltose Syrup Co.,Ltd from 1997 to 2003. Jinyu has been one of the leading maltose syrup suppliers in China since 1998. Mr. Wang obtained his EMBA in Economy Management from Tsinghua University in 2007 and he obtained bachelor degree from Harbin Light Industry College.

Qiao, Xiuzhen has more than 10 years of experience in accounting and corporate finance areas. Ms. Qiao joined Rodobo in 2007as Chief Financial Officer. From 1998 to 2007, Ms. Qiao was the Chief Financial Officer of Harbin Runtong Group, a private company engaged in consumer beverages. Ms. Qiao started her career as an accountant at the Runtong Group in 1996. She studied at Harbin Institute of Technology majoring in management and prior to that she studied in Harbin Childcare Training School.

Ranny Liang was the original founder of Navistar and is responsible for overall strategy and Chinese investor relations. From 2003 to 2004, Ms. Liang served as the General Manager of The SinoAmerican Times and the Executive Director of Asian Cultural Enterprises, Inc. where she was responsible for print and TV media program production. From 2001 to 2003, Ms. Liang was an Account Executive at the New York Daily Times and a reporter for The World Journal, a major newspaper and magazine in China. In addition, Ms. Liang was a teacher of Guangzhou College from 1980 to 1987 and simultaneously served as a free lance columnist for several major newspapers and magazines in China. Ms. Liang holds a Bachelor of Arts in Chinese Literature and Language from The South China Normal University.

Ross Warner has over 13 years' management, training and consulting experience with international companies. He has served on various positions for Our Chinese Daughters Foundation, EF English First as the country manager for China, business manager at TTI China and Infotechnology Group, Inc. He currently serves on the board of General Steel Holdings, Inc. Mr. Warner obtained a Master of International Management from American Graduate School of International Management at Thunderbird and Bachelor of Business Administration from Pacific Lutheran University & University of Copenhagen, Denmark.

The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. The Board of Directors does not currently have a specifically-designated audit committee. To the best of the Company's knowledge, there are no proceedings to which any of the foregoing individuals or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among our directors or officers.

Prior to the appointment of Mr Wang and Ms. Qiao to the board of directors of the Company, they were not directors of, nor did they hold any position with the Company. Mr. Wang and Ms. Qiao have consented to serve as directors of the Company, to the best of its knowledge, Mr. Wang and Ms. Qiao (i) do not have a family relationship with any of the directors, executive officers or control persons of the Company; (ii) does not beneficially own any equity securities, or rights to acquire any equity securities of the Company other than as disclosed in this Information Statement; (iii) has not been involved in any transactions with the Company, nor have had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; and (iv) has not been the subject of any civil regulatory proceeding or any criminal proceeding.

             Section 16(a) Beneficial Ownership Reporting Compliance
             -------------------------------------------------------

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are required to file with the SEC reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to us. We are not aware of any instances in fiscal year ended December 31, 2007 when an executive officer, director or any owner of more than 10% of the outstanding shares of our common stock failed to comply with the reporting requirements of
Section 16(a) of the Securities Exchange Act of 1934, other than the following officers and directors who did not file a Fom 3 after he/she was elected as an officer or director of the Company: Ranny Liang, Lester Schecter, John Chen and Jeffrey Spear.


                MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has not established audit, nominating and compensation committees. The Board is of the opinion that such committees are not necessary since the Company will only have two directors after Mrs. Liang and Mr. Warner resign.

The Company does not currently have a process for security holders to send communications to the Board.

                             EXECUTIVE COMPENSATION

The following table sets forth certain information concerning the compensation paid to our chief executive officer and our four other most highly compensated executive officers and our independent director during the periods described below:

                                             SUMMARY COMPENSATION TABLE
                                                                                        Nonqualified
                                                 Stock     Option       Non-Equity        Deferred
    Name and                   Salary   Bonus    Awards    Awards     Incentive Plan    Compensation       All Other     Total
principal position       Year    ($)     ($)       ($)       ($)    Compensation ($)   Earnings ($)    Compensation ($)   ($)
       (a)               (b)     (c)     (d)       (e)       (f)          (g)               (h)              (i)          (j)
------------------       ----  ------   -----    ------    ------   ----------------   -------------   ----------------  -----
   Yanbin Wang           2007   9,452     0         0         0            0                 0                0          9,452
  CEO, Director
                         2006   7,314     0         0         0            0                 0                0          7,314
                         2005   7,314     0         0         0            0                 0                0          7,314
  Xiuzhen Qiao
      CFO,
    Director             2007   7,314     0         0         0            0                 0                0          7,314
                         2006   7,314     0         0         0            0                 0                0          7,314
                         2005   7,314     0         0         0            0                 0                0          7,314
   Ranny Liang           2007     0       0         0         0            0                 0                0            0
    Director
                         2006     0       0         0         0            0                 0                0            0
                         2005     0       0         0         0            0                 0                0            0
   Ross Warner           2007     0       0         0         0            0                 0                0            0
    Director
                         2006     0       0         0         0            0                 0                0            0
                         2005     0       0         0         0            0                 0                0            0


The relevant exchange rates for fiscal years 2007, 2006 and 2005 are $1 to RMB 7.61720, RMB 7.98189, and RMB 8.20329, respectively.

OPTIONS/SAR GRANTS IN FISCAL YEAR ENDED DECEMBER 31, 2007

We did not grant any options/stock appreciation rights during the fiscal year ended December 31, 2007.

COMPENSATION OF DIRECTORS

Except for Mr. Wang and Ms. Qiao, who were compensated on a monthly basis as directors of Rodobo, no director or officer of the Company has received any compensation during the last fiscal year. No options or rights were granted to any employee, executive officer or director of the Company during the last fiscal year.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

We do not have employment agreements with our executive officers.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of November 4, 2008, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The Certificate of Change to effectuating the 37.4 to 1 reverse split of the issued and outstanding shares of common stock, while correspondingly reducing the Company's authorized capital, was filed with the Secretary of State of Nevada on October 23, 2008. As of such date, the Company had 1,604,278 shares of common stock authorized, of which 1,435,488 shares of common stock were issued and outstanding.

There are no options, warrants or other securities convertible into shares of common stock. Unless otherwise indicated, the business address of such person is c/o 26, Chaowai Road, Suite A2205, Chaoyang District, Beijing, 100020, China.

       Officers, Directors,          No. of Shares Owned Prior to   No. of Shares Owned After
          5% Shareholder               the Reverse Stock Split       the Reverse Stock Split    Beneficial Ownership
         ---------------               -----------------------       -----------------------    --------------------
ZHAO Weihua                                   37,000,000                    989,305                     51%
LIANG, Ranny                                   596,025                       15,937                      *
WANG Yanbin                                       0                            0                         0
WARNER, Ross                                      0                            0                         0

QIAO, Xiuzhen                                     0                            0                         0
All directors and executive                    596,025                       15,937                     3.8%
officers as a group (4 persons)
*   Less than 1%

                                CHANGE IN CONTROL

The statements made in this Information Statement referencing the Merger Agreement are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Merger Agreement is attached as an exhibit to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2008.

On September 30, 2008, Navstar Media Holdings, Inc. ("Navstar") entered into an Agreement and Plan of Merger (the "Agreement") by and among the Company, its wholly owned acquisition subsidiary Rodobo International, Inc., a Nevada corporation, Mega Profit Limited ("Mega"), a corporation formed under the laws of the Cayman Islands ("Cayman"), and its sole shareholder. As disclosed in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2008, pursuant to the Agreement, Navstar completed its acquisition of 100% ownership interest in Mega, which owns a 100% ownership interest in Harbin Rodobo Dairy Co., Ltd. ("Harbin"), a milk formula producer in China. At the closing, Navstar acquired all of the issued and outstanding capital stock of Mega from the Mega shareholder in exchange for 93% of the issued and outstanding shares of common stock of Navstar ("Merger"). Subsequent to the closing and as a direct consequence, the name of the company was changed to Rodobo International, Inc. pursuant to Chapter 92A the Revised Nevada Statutes in connection with the merger ("Rodobo" or the "Company"). In connection with the merger, 10,293,359 shares of common stock issued to former employees of Navstar and shareholders of prior subsidiaries were cancelled. In addition, all the convertible note holders who collectively held $1,000,000 original face value of the convertible notes, will be converted into approximately 458,490 shares of common stock of the Company (assuming a total issued and outstanding shares of 1,604,278 shares of common stock after a reverse stock split of 37.4 to 1 and subsequent increase of the authorized shares of common stock).

In connection with the acquisition of Mega by the Company on September 30, 2008, John Chen and Lester Schector resigned as directors of the Company and Wang Yanbin was elected as Chairman of the Board and Qiao Xiuzhen were elected in their place. In addition, Ranny Liang resigned as the Chairman and Acting Executive Officer of the Company and Wang Yanbin was appointed Chief Executive Officer and Qiao Xiuzhen was appointed Chief Financial Officer. Ranny Liang and Ross Warner will resign from their positions as members of the Board effective ten days after the mailing of this Information Statement, and following such date, Mr. Wang and Ms. Qiao shall remain as the sole members of the Board.

There are no arrangements or understandings among members of both the former and new control group and their associates with respect to the election of directors of the Company or other matters.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as described in this Information Statement, none of the following parties has, since the date of incorporation of the Company, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

     -    any of our directors or officers;
     -    any person proposed as a nominee for election as a director;
     - any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or
     - any relative or spouse of any of the foregoing persons who has the same house as such person.